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                              December 2, 2022

       Patrik Frisk
       Chief Executive Officer and President
       Under Armour, Inc.
       1020 Hull St.
       Baltimore, MD 21230

                                                        Re: Under Armour, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 8-K Furnished
November 3, 2022
                                                            File No. 001-33202

       Dear Patrik Frisk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to the Audited Consolidated Financial Statements
       Earnings per Share, page 64

   1. We note that you do not mention your 1.50% Convertible Senior Notes in your earnings per share accounting
policy disclosures and footnote. Please tell us how you treated your convertible notes for
EPS purposes during the periods presented. See ASC 260-10-45-45 and -46.
       Form 8-K Furnished November 3, 2022

       Exhibit 99.1, page 1

   2. We note your presentation of several non-GAAP measures that remove the "impact of legal expenses relating
to litigation matters." Since legal expenses appear to represent
 Patrik Frisk
Under Armour, Inc.
December 2, 2022
Page 2
         normal, recurring, cash operating expenses necessary to operate your business, please remove this adjustment from future filings. Refer to Question 100.01 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. If you believe the adjustment is in compliance with non-GAAP rules, please advise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 with any questions.



FirstName LastNamePatrik Frisk                              Sincerely,
Comapany NameUnder Armour, Inc.
                                                            Division of
Corporation Finance
December 2, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName